№                     date

VIA EDGAR

December 21, 2012

Ms Cecilia Blye

Chief

Office of Global Security Risk

U. S. Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549-7010

United States of America

Re:	Mechel OAO (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2011 (the “Form 20-F”)

File No. 1-32328

Response to letter dated November 27, 2012

Dear Ms Blye:

This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Commission’s letter dated November 27, 2012.

1.	You state on pages 108, 109, and elsewhere that you sell products to Iran and Syria. As you know, Iran and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Syria, whether through direct or indirect arrangements, since your letter to us dated September 30, 2009. Your response should describe any products, materials, or technology you have provided into Iran and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Iran and Syria or entities they control.

Response

We, through Mechel Trading AG, a wholly-owned Swiss subsidiary, sell steel products to international distributors, generally on a “free on board” (fob) basis, and who on-sell our products to end users in the Middle East, including in Iran and Syria. While we are sometimes provided with documentation that shows the further destination for our products, we do not have control over the sales of these distributors or the final destinations of the products that we deliver to them, contractually or otherwise. Accordingly, we refer to these sales as “indirect sales” for convenience. These indirect sales consist primarily of carbon and low-alloyed semi-finished products, principally billets that are used in the production of rebars and profiles.

A very small portion of our sales to Iran and Syria have historically been made directly to distributors and end customers based in those countries. These direct sales to Iran and Syria amounted to approximately 0.0% of our total sales revenues in 2011, 0.24% in 2010 and 0.2% in 2009. Customers for our direct sales in Iran and Syria include re-rolling mills that produce rebars, profiles, wire and electrodes used in general construction work.

Mechel OAO

Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation

Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com

2.	Please discuss for us the materiality of any contacts with Iran and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Syria.

Response

Our steel products supplied to Iran and Syria through both direct and indirect sales are of standard grade specifications and are manufactured by steel producers worldwide. That is, they are commodity-type products, not made on special order or designed for military applications. To the best of our knowledge, our steel products are supplied to the construction industry in Iran and Syria.

The table below sets forth the our sales of products to Iran and Syria in the last three years.

(in millions of U.S. dollars)	2011	2010	2009
Iran	337.8	627.2	386.4
Direct	2.0	20.9	10.7
Indirect	335.8	606.3	375.7
Syria	101.8	25.6	5.8
Direct	0	4.2	0.5
Indirect	101.8	21.4	5.3
Total steel segment revenues	7,154.4	5,586.2	3,143.3
Total consolidated revenues	12,546.3	9,746.0	5,754.1

As a percentage of total steel segment revenues
Iran	4.7%	11.2%	12.3%
Direct	0.0%	0.4%	0.3%
Indirect	4.7%	10.9%	12.0%
Syria	1.4%	0.5%	0.2%
Direct	0.0%	0.1%	0.0%
Indirect	1.4%	0.4%	0.2%

As a percentage of total consolidated revenues
Iran	2.7%	6.4%	6.7%
Direct	0.0%	0.2%	0.2%
Indirect	2.7%	6.2%	6.5%
Syria	0.8%	0.26%	0.1%
Direct	0.0%	0.04%	0.0%
Indirect	0.8%	0.22%	0.1%

Principal products sold	Carbon and Low-Alloyed Semi-Finished Products Wire rod Carbon and Low-Alloyed Engineering Steel	Carbon and Low-Alloyed Semi-Finished Products Rebar Wire rod	Carbon and Low-Alloyed Semi-Finished Products Rebar Wire Rod Carbon and Low-Alloyed Engineering Steel Carbon and Low-Alloyed Flat Products Wire

We do not have any subsidiaries, offices, employees or agents in Iran or Syria. To the best of our knowledge, we have not provided any products or technologies directly or indirectly to these countries which could have dual-use military or nuclear applications. We do not have any agreements, commercial arrangements, or other contacts with the governments of these countries or, to the best of our knowledge, entities controlled by these governments.

Based on the above, we do not believe that our sales to Iran and Syria could have a material adverse effect on our reputation and share value and additional disclosure is not required in the Form 20-F for 2011.

We expect our indirect sales to Iran and Syria to decrease significantly in 2012, largely reflecting the economic conditions of customers in those jurisdictions. We have not made any direct sales to Iran and Syria in 2012, and we have no plans to make such direct sales in the future.

* * * *

In connection with our responses above, we acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/s/ Evgeny V. Mikhel

Evgeny V. Mikhel
Chief Executive Officer

Copies to:

Pradip Bhaumik
Pamela Long